SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            ______________________

                                Amendment No. 3

                                       to

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                              OAK TECHNOLOGY, INC.
                               (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                          (Title of Class of Securities)

                                  671802106
                                (CUSIP Number)

                                RAJ RAJARATNAM
                           GALLEON ADVISORS, L.L.C.
                            135 EAST 57TH STREET
                          NEW YORK, NEW YORK  10022
                                (212) 371-2809

                (Name, address and telephone number of person
               authorized to receive notices and communications)

                                  April 24, 1998
            (Date of event which requires filing of this statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(d)(e), 13d-1(f) or 13d-1(g), check the following box [ ].

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                                Page 1 of 24 Pages

13D/A3
CUSIP No. 671802106
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              Galleon Partners, L.P.

_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [x]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                        WC
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                                - 0 -
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 333,148
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                - 0 -
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 333,148
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 333,148
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                0.8%
_____________________________________________________________________________
          (14)  TYPE OF REPORTING PERSON **
                                                PN
_____________________________________________________________________________
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!


                                Page 2 of 24 Pages
                                      <page


13D/A3
CUSIP No. 671802106
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              Galleon Partners II, L.P.

_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [x]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                        WC
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                                - 0 -
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 341,139
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                - 0 -
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 341,139
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 341,139
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                0.8%
_____________________________________________________________________________
          (14)  TYPE OF REPORTING PERSON **
                                                PN
_____________________________________________________________________________
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!


                                Page 3 of 24 Pages
                                      <page


13D/A3
CUSIP No. 671802106
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              Galleon International Fund, Ltd.

_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [x]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                        WC
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                 Bermuda
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                                  - 0 -
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                   687,573
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                  - 0 -
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                   687,573
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                   687,573
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                1.6%
_____________________________________________________________________________
          (14)  TYPE OF REPORTING PERSON **
                                                CO
_____________________________________________________________________________
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!


                                Page 4 of 24 Pages
                                      <page


13D/A3
CUSIP No. 671802106
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              Galleon Omni Fund Ltd.

_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [x]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                        WC
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              British Virgin Islands
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                                  - 0 -
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                    238,096
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                  - 0 -
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                    238,096
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                    238,096
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                0.6%
_____________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                                                CO
_____________________________________________________________________________
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!


                                Page 5 of 24 Pages
                                      <page


13D/A3
CUSIP No. 671802106
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                  Polaris Prime Technology, L.P.

_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [x]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                              WC
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                             Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                                   - 0 -
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                   - 0 -
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                   - 0 -
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                   - 0 -
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                   - 0 -
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                0.0%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                                PN
_____________________________________________________________________________
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!


                                Page 6 of 24 Pages
                                      <page


13D/A3
CUSIP No. 671802106
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                  Admirals, L.P.

_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [x]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                              WC
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                             Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                                   - 0 -
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                     279,500
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                   - 0 -
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                     279,500
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                     279,500
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                0.7%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                                PN
_____________________________________________________________________________
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!


                                Page 7 of 24 Pages
                                      <page


13D/A3
CUSIP No. 671802106
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                            Galleon Management, L.P. (for one managed account)

_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [x]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                        OO
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                                    - 0 -
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                        205,744
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                    - 0 -
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                        205,744
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                        205,744
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                0.5%
_____________________________________________________________________________
          (14)  TYPE OF REPORTING PERSON **
                                                PN
_____________________________________________________________________________
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!


                                Page 8 of 24 Pages

13D/A3
CUSIP No. 671802106
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              Galleon Management, L.P.

_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [x]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                        AF, OO
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                                    - 0 -
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                        1,131,413
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                    - 0 -
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                        1,131,413
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                        1,131,413
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                2.7%
_____________________________________________________________________________
          (14)  TYPE OF REPORTING PERSON **
                                                PN
_____________________________________________________________________________
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!


                                Page 9 of 24 Pages

13D/A3
CUSIP No. 671802106
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              Galleon Management, L.L.C.

_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [x]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                        AF
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                                    - 0 -
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                        1,131,413
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                    - 0 -
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                        1,131,413
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                        1,131,413
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                2.7%
_____________________________________________________________________________
          (14)  TYPE OF REPORTING PERSON **
                                                CO
_____________________________________________________________________________
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!


                                Page 10 of 24 Pages

13D/A3
CUSIP No. 671802106
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                  Galleon Advisors, L.L.C.

_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [x]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                              AF
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                                - 0 -
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                   953,787
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                - 0 -
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                   953,787
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                   953,787
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                2.3%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                                CO
_____________________________________________________________________________
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 11 of 24 Pages
                                      <page


13D/A3
CUSIP No. 671802106
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                  Raj Rajaratnam

_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [x]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                              AF
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              U.S.A.
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                                - 0 -
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                2,085,200
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                - 0 -
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                2,085,200
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                2,085,200
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                5.0% (4.97%)
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                                IN
_____________________________________________________________________________
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 12 of 24 Pages
                                      <page


13D/A3
CUSIP No. 671802106
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                  Gary Rosenbach

_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [x]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                              AF
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              U.S.A.
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                                - 0 -
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                2,085,200
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                - 0 -
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                2,085,200
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                2,085,200
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                5.0% (4.97%)
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                                IN
_____________________________________________________________________________
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 13 of 24 Pages
                                      <page


     This Amendment No. 3 ("Amendment No. 3") amends the statement on Schedule 13D which was filed on January 24, 1997 by the undersigned and Amendment No. 1 thereto filed by the undersigned on June 12, 1998 ("Amendment No. 1") and Amendment No. 2 thereto filed by the undersigned on June 12, 1998 ("Amendment No. 2") with respect to the common stock, $.001 par value per share ("Common Stock") of Oak Technology, Inc. ("Oak"). The principal executive offices of Oak are located at 139 Kifer Court, Sunnyvale, CA 94086.

     Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported on Schedule 13D, Amendment No. 1 or Amendment No. 2.


                             *            *           *


ITEM 2.   IDENTITY AND BACKGROUND.

      This statement is filed by: (a) Galleon Partners, L.P. ("Domestic Fund"); (b) Galleon Partners II, L.P. ("Domestic Fund II"); (c) Galleon International Fund, Ltd. ("Offshore Fund"); (d) Galleon Omni Fund Ltd. ("Omni Fund"); (e) Polaris Prime Technology, L.P. ("Polaris"); (f) Admirals, L.P. ("Admirals"); (g) Galleon Management, L.P. ("Management LP"); (h) Galleon Management, L.L.C. ("Management LLC"); (i) Galleon Advisors, L.L.C. ("Advisors"); (j) Raj Rajaratnam ("Rajaratnam"); and (k) Gary Rosenbach ("Rosenbach"). The persons listed in (a) through (k) above are collectively referred to herein as the "Reporting Persons" and information regarding each Reporting Person is set forth below.
      Domestic Fund is a Delaware limited partnership with its principal place of business located at 135 East 57th Street, New York, New York 10022. The principal business of Domestic Fund, a private investment partnership, is to achieve long-term capital appreciation primarily through investments in equity securities. Rajaratnam is the managing member of Advisors, the general partner of Domestic Fund.
      Domestic Fund II is a Delaware limited partnership with its principal place of business located at 135 East 57th Street, New York, New York 10022. The principal business of Domestic Fund II, a private investment partnership, is to achieve long-term capital appreciation primarily through investments in equity securities. Rajaratnam and Rosenbach are the managing members of Advisors, the general partner of Domestic Fund II.
      Offshore Fund is a company incorporated under the laws of Bermuda with its principal place of business located at 6 Front Street, Hamilton HM11, Bermuda. The principal business of Offshore Fund, a private investment fund, is to achieve long-term capital appreciation primarily through investments in equity securities. Management LP is the investment advisor to Offshore Fund. Management LLC is the general partner of Management LP. Rajaratnam and Rosenbach are the managing members of Management LLC.
     Omni Fund is a company incorporated under the laws of the British Virgin Islands with its principal place of business located at Charlotte House, Charlotte Street, P.O. Box N-9204, Nassau, Bahamas. The principal business of Omni Fund, a private investment fund, is to achieve long-term capital appreciation primarily through investments in equity securities. Management LP is the investment advisor to Omni Fund. Management LLC is the general partner of Management LP. Rajaratnam and Rosenbach are the managing members of Management LLC.


                               Page 14 of 24 Pages
                                      <page


     Polaris is a Delaware limited partnership with its principal place of business located at 171 Church Street, Suite 330, Charleston, South Carolina 29401. The primary business objective of Polaris, a private investment fund, is to achieve long-term capital appreciation primarily through investments in equity securities. Management LP is the investment advisor to Polaris. Management LLC is the general partner of Management LP. Rajaratnam and Rosenbach are the managing members of Management LLC.
      Admirals is a Delaware limited partnership with its principal place of business located at 135 East 57th Street, New York, New York 10022. The primary business objective of Admirals, a private investment partnership, is to achieve long-term capital appreciation primarily through investments in equity securities. Rajaratnam and Rosenbach are the managing members of Advisors, the general partner of Admirals.
     Management LP is a Delaware limited partnership with its principal place of business located at 135 East 57th Street, New York, New York 10022. The principal business of Management LP is to provide investment management services and to serve as investment advisor to Offshore Fund, Omni Fund, Polaris and one managed account. Management LLC is the general partner of Management LP. Rajaratnam and Rosenbach are the managing members of Management LLC.
     Management LLC is a Delaware limited liability company with its principal place of business located at 135 East 57th Street, New York, New York 10022. The principal business of Management LLC is to serve as the general partner of Management LP. Rajaratnam and Rosenbach are the managing members of Management LLC.
     Advisors is a Delaware limited liability company with its principal place of business located at 135 East 57th Street, New York, New York 10022. The principal business of Advisors is to serve as the general partner of and provide investment advice to Domestic Fund, Domestic Fund II and Admirals. Rajaratnam and Rosenbach are the managing members of Advisors.
     Rajaratnam is a U.S. citizen and the managing member of both Management LLC and Advisors. The principal place of business of Rajaratnam is 135 East 57th Street, New York, NY 10022. Through Advisors and Management LLC, Rajaratnam has investment discretion for the investment portfolios of Domestic Fund, Domestic Fund II, Offshore Fund, Omni Fund, Polaris and one managed account.
     Rosenbach is a U.S. citizen and the managing member of both Management LLC and Advisors. The principal place of business of Rosenbach is 135 East 57th Street, New York, NY 10022. Through Advisors and Management LLC, Rosenbach has investment discretion for the investment portfolios of Domestic Fund, Domestic Fund II, Offshore Fund, Omni Fund, Polaris and one managed account.
     None of the persons described in this Item 2, during the last five years
(a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.







                               Page 15 of 24 Pages

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The aggregate number of shares of Common Stock purchased by each Reporting Person and the net investment cost of such shares is as follows:

                                  Aggregate                       Net
          Name                    # of Shares                Investment Cost
          ----                    -----------                ---------------

          Domestic Fund             333,148                  $ 3,373,289
          Domestic Fund II          341,139                  $ 3,217,917
          Offshore Fund             687,573                  $ 5,824,309
          Omni Fund                 238,096                  $ 2,223,109
          Polaris                         0                  $         0
          Admirals                  279,500                  $ 2,378,534
          Management LP             205,744                  $ 1,723,015
          (for one managed account)

      The source of the funds used to make the purchases of the Common Stock was working capital and no part of the purchase price was represented by funds or other consideration specially borrowed or otherwise specifically obtained for the purpose of acquiring, holding, trading or voting the securities.
      The Common Stock beneficially owned by Domestic Fund, Domestic Fund II, Offshore Fund, Omni Fund and Management LP (for one managed account) is held in margin accounts at Morgan Stanley & Co., Incorporated and the Common Stock beneficially owned by Admirals is held in a margin account at NationsBanc Montgomery Securities LLC, all of which accounts may, from time to time, have debit balances. Since other securities are held in such margin accounts, it is not possible to determine the amount, if any, of margin used with respect to the Common Stock purchased. Currently, the interest rate charged on the margin accounts at Morgan Stanley & Co., Incorporated is 6.625% per annum and at NationsBanc Montgomery Securities LLC is 7.03% per annum.


                             *            *             *

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

      (a) The aggregate number and percentage of Common Stock beneficially owned by the Reporting Persons is enumerated below:

                       Number of                     Percentage of
Name                 Common Shares                   Common Shares
----                 -------------                   -------------

Domestic Fund             333,148                          0.8%
Domestic Fund II          341,139                          0.8%
Offshore Fund             687,573                          1.6%
Omni Fund                 238,096                          0.6%
Polaris                         0                          0.0%
Admirals                  279,500                          0.7%
Management LP             205,744                          0.5%
 (for one managed account)


                                 Page 16 of 24 Pages
                                        <page


The Reporting Persons own in the aggregate 2,085,200 (4.97%) of the outstanding shares of Common Stock of Oak.
       The approximate aggregate percentage of shares of Common Stock beneficially owned by each Reporting Person herein is based on 41,933,225 shares outstanding, which is the total number of shares of Common Stock outstanding as of December 31, 1997, as reflected in Oak's quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") for the fiscal quarter ended December 31, 1997 (which as of April 24, 1998 was the most recent Form 10-Q on file with the SEC).
      (b) The power to vote the Common Stock with respect to each Reporting Person noted in paragraph (a) above is as set forth on the cover sheet for such Reporting Person.
      Management LP does not directly own any of the Common Stock. Management LP may be deemed to indirectly beneficially own 1,131,413 shares of Common Stock by virtue of its investment advisory relationships with Offshore Fund, Omni Fund, Polaris and one managed account pursuant to which Management LP provides discretionary investment advisory services.
      Management LLC does not directly own any of the Common Stock.
Management LLC may be deemed to indirectly beneficially own 1,131,413 shares of Common Stock by virtue of its position as general partner of Management LP.
     Advisors does not directly own any of the Common Stock. Advisors may be deemed to indirectly beneficially own 953,787 shares of Common Stock by virtue of its position as general partner of Domestic Fund, Domestic Fund II and Admirals.
     Rajaratnam does not directly own any of the Common Stock. Rajaratnam may be deemed to indirectly beneficially own 2,085,200 shares of Common Stock as managing member of both Advisors and Management LLC.
     Rosenbach does not directly own any of the Common Stock. Rosenbach may be deemed to indirectly beneficially own 2,085,200 shares of Common Stock as managing member of both Advisors and Management LLC.
      (c) The following is a list of transactions during the 60 day period prior to and including April 24, 1998 involving the Common Stock of Oak by the Reporting Persons named herein.

                                     No. of Shares
Name                    Date         purchased/(sold)      Price/Share
----                    ----         ----------------      -----------

Domestic Fund         2/20/98             400               $ 6.1250
                      2/20/98         (33,050)                6.0625
                      2/26/98             100                 6.4375
                      2/26/98           1,550                 6.3125
                      2/26/98         (14,500)                6.3125
                      2/27/98           5,460                 6.6607
                      2/27/98           5,980                 6.3750
                      2/27/98           7,462                 6.6833
                      2/27/98           7,800                 6.7854
                      2/27/98            (500)                7.0000
                      3/02/98         (14,100)                6.7917
                      3/24/98             450                 6.6563
                      3/26/98          (4,700)                6.5000
                      3/27/98          (4,700)                6.4375
                      4/08/98             200                 5.9688
                      4/13/98             600                 6.1200



                               Page 17 of 24 Pages

                      4/15/98             850                 6.3835
                      4/16/98             650                 6.4688
                      4/16/98           1,700                 6.4375
                      4/16/98           3,650                 6.4368
                      4/16/98         (10,000)                6.4479
                      4/17/98             250                 6.4375
                      4/17/98           1,200                 6.5000
                      4/20/98            (900)                6.4375
                      4/20/98          (9,250)                6.4688
                      4/21/98             250                 6.4688
                      4/21/98           1,200                 6.5000
                      4/23/98          (1,550)                6.0000
                      4/23/98          (4,600)                6.0000
                      4/23/98          (7,650)                6.0000
                      4/24/98            (925)                6.0000
                      4/24/98          (1,178)                6.0000
                      4/24/98          (1,825)                6.0000
                      4/24/98          (2,422)                6.0000
                      4/24/98          (5,600)                6.0000


Domestic Fund II      2/20/98             650               $ 6.1250
                      2/20/98         (32,200)                6.0625
                      2/26/98             150                 6.4375
                      2/26/98           2,350                 6.3125
                      2/26/98         (14,200)                6.3125
                      2/27/98           7,980                 6.6607
                      2/27/98           8,740                 6.3750
                      2/27/98          10,906                 6.6833
                      2/27/98          11,400                 6.7854
                      2/27/98            (550)                7.0000
                      3/02/98         (14,200)                6.7917
                      3/24/98             700                 6.6563
                      3/26/98          (4,750)                6.5000
                      3/27/98          (4,750)                6.4375
                      4/08/98             250                 5.9688
                      4/13/98             900                 6.1200
                      4/15/98           1,250                 6.3835
                      4/16/98           1,000                 6.4688
                      4/16/98           2,550                 6.4375
                      4/16/98           5,450                 6.4368
                      4/16/98              (9)                6.4479
                      4/16/98         (10,191)                6.4479
                      4/17/98             350                 6.4375
                      4/17/98           1,800                 6.5000
                      4/20/98            (950)                6.4375
                      4/20/98          (2,411)                6.4688
                      4/20/98          (3,251)                6.4688
                      4/20/98          (3,788)                6.4688
                      4/21/98             350                 6.4688
                      4/21/98           1,800                 6.5000
                      4/23/98            (144)                6.0000
                      4/23/98            (264)                6.0000
                      4/23/98            (368)                6.0000
                      4/23/98          (1,199)                6.0000
                      4/23/98          (2,031)                6.0000

                               Page 18 of 24 Pages

                      4/23/98          (2,135)                6.0000
                      4/23/98          (2,639)                6.0000
                      4/23/98          (2,651)                6.0000
                      4/23/98          (2,669)                6.0000
                      4/23/98            (144)                6.0000
                      4/23/98            (264)                6.0000
                      4/23/98            (368)                6.0000
                      4/23/98          (1,199)                6.0000
                      4/23/98          (2,031)                6.0000
                      4/23/98          (2,135)                6.0000
                      4/23/98          (2,639)                6.0000
                      4/23/98          (2,651)                6.0000
                      4/23/98          (2,669)                6.0000
                      4/24/98          (2,859)                6.0000
                      4/24/98          (9,450)                6.0000


Offshore Fund         2/20/98           1,900               $ 6.1250
                      2/20/98         (60,450)                6.0625
                      2/26/98             500                 6.4375
                      2/26/98           7,050                 6.3125
                      2/26/98         (26,700)                6.3125
                      2/27/98          23,940                 6.6607
                      2/27/98          26,220                 6.3750
                      2/27/98          32,718                 6.6833
                      2/27/98          34,200                 6.7854
                      2/27/98          (1,050)                7.0000
                       3/2/98         (28,300)                6.7917
                      3/24/98           1,850                 6.6563
                      3/26/98          (9,450)                6.5000
                      3/27/98          (9,450)                6.4375
                       4/8/98             650                 5.9688
                      4/13/98           2,200                 6.1200
                      4/15/98           3,050                 6.3835
                      4/16/98           2,400                 6.4688
                      4/16/98           6,100                 6.4375
                      4/16/98          13,200                 6.4368
                      4/16/98          (2,553)                6.4479
                      4/16/98         (17,947)                6.4479
                      4/17/98             850                 6.4375
                      4/17/98           4,350                 6.5000
                      4/20/98          (1,900)                6.4375
                      4/20/98         (19,000)                6.4688
                      4/21/98             850                 6.4699
                      4/21/98           4,350                 6.5000
                      4/23/98          (9,500)                6.0000
                      4/23/98         (19,500)                6.0000
                      4/24/98          (5,700)                6.0000
                      4/24/98         (19,900)                6.0000


Omni Fund             2/20/98             400               $ 6.1250
                      2/20/98         (23,450)                6.0625
                      2/26/98             100                 6.4375
                      2/26/98           1,400                 6.3125
                      2/26/98         (10,300)                6.3125

                                 Page 19 of 24 Pages

                      2/27/98           4,620                 6.6607
                      2/27/98           5,060                 6.3750
                      2/27/98           6,314                 6.6833
                      2/27/98           6,600                 6.7854
                      2/27/98            (400)                7.0000
                       3/2/98         (10,100)                6.7917
                      3/24/98             250                 6.6563
                      3/26/98          (3,350)                6.5000
                      3/27/98          (3,350)                6.4375
                       4/8/98             100                 5.9688
                      4/13/98             300                 6.1200
                      4/15/98             450                 6.3835
                      4/16/98             350                 6.4688
                      4/16/98             900                 6.4375
                      4/16/98           1,950                 6.4368
                      4/16/98          (3,452)                6.4479
                      4/16/98          (3,698)                6.4479
                      4/17/98             150                 6.4375
                      4/17/98             650                 6.5000
                      4/20/98            (650)                6.4375
                      4/20/98            (702)                6.4688
                      4/20/98          (5,898)                6.4688
                      4/21/98             150                 6.4688
                      4/21/98             650                 6.5000
                      4/23/98          (3,300)                6.0000
                      4/23/98          (6,600)                6.0000
                      4/24/98          (2,000)                6.0000
                      4/24/98          (3,300)                6.0000
                      4/24/98          (6,600)                6.0000


Polaris               2/25/98          (5,000)              $ 6.0787
                      2/25/98         (10,000)                6.0787
                      2/26/98         (25,000)                6.3113
                       3/6/98         (25,000)                6.1238


Admirals               3/2/98         (11,400)              $ 7.0323
                       3/2/98          (3,100)                7.0323


Management LP          2/20/98            650                 6.1250
(for one managed       2/20/98        (20,850)                6.0625
 account)              2/26/98            150                 6.4375
                       2/26/98          2,450                 6.3125
                       2/26/98         (9,300)                6.3125
                       2/27/98           (300)                7.0000
                       3/02/98         (8,300)                6.7917
                       3/24/98            750                 6.6563
                       3/26/98         (2,750)                6.5000
                       3/27/98         (2,750)                6.4375
                       4/03/98            300                 5.9688
                       4/13/98          1,000                 6.1200
                       4/15/98          1,400                 6.3835
                       4/16/98          1,100                 6.4633


                                 Page 20 of 24 Pages

                       4/16/98          2,750                 6.4375
                       4/16/98          5,950                 6.4368
                       4/16/98         (6,150)                6.4479
                       4/16/98         (2,100)                6.5000
                       4/17/98            400                 6.4375
                       4/17/98          2,000                 6.5000
                       4/20/98           (600)                6.4375
                       4/20/98         (1,601)                6.4688
                       4/20/98         (1,820)                6.4688
                       4/20/98         (2,279)                6.4688
                       4/23/98         (2,900)                6.0000
                       4/23/98         (5,800)                6.0000
                       4/24/98         (1,651)                6.0000
                       4/24/98         (1,700)                6.0000
                       4/24/98         (4,099)                6.0000


      The Common Stock transactions noted above were executed by the Reporting Persons in the over-the-counter market through brokerage transactions in the ordinary course of business.
      (d) Except as set forth above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.
      (e) As of April 24, 1998 the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock of Oak.


                            *           *            *





























                                Page 21 of 24 Pages

                                    SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  June 12, 1998            GALLEON PARTNERS, L.P.

                                    By: Galleon Advisors, L.L.C.
                                        General Partner

                                    By: /s/ Raj Rajaratnam
                                        _____________________________
                                        Raj Rajaratnam
                                        Managing Member


                                    GALLEON PARTNERS II, L.P.

                                    By: Galleon Advisors, L.L.C.
                                        General Partner

                                    By: /s/ Raj Rajaratnam
                                        _____________________________
                                        Raj Rajaratnam
                                        Managing Member


                                    GALLEON INTERNATIONAL FUND, LTD.


                                    By: Galleon Management, L.P.
                                        Management Company


                                    By: Galleon Management, L.L.C.
                                        General Partner


                                    By: /s/ Raj Rajaratnam
                                        _____________________________
                                        Raj Rajaratnam
                                        Managing Member


                                    GALLEON OMNI FUND LTD.


                                    By: Galleon Management, L.P.
                                        Management Company


                                    By: Galleon Management, L.L.C.
                                        General Partner


                               Page 22 of 24 Pages
                                      <page



                                    By: /s/ Raj Rajaratnam
                                        _____________________________
                                        Raj Rajaratnam
                                        Managing Member


                                    POLARIS PRIME TECHNOLOGY, L.P.


                                    By: Galleon Management, L.P.
                                        Management Company

                                    By: Galleon Management, L.L.C.
                                        General Partner


                                    By: /s/ Raj Rajaratnam
                                        ___________________________
                                        Raj Rajaratnam
                                        Managing Member


                                    ADMIRALS, L.P.


                                    By: Galleon Advisors, L.L.C.
                                        General Partner


                                    By: /s/ Raj Rajaratnam
                                        ___________________________
                                        Raj Rajaratnam
                                        Managing Member


                                    GALLEON MANAGEMENT, L.P.


                                    By: Galleon Management, L.L.C.
                                        General Partner


                                    By: /s/ Raj Rajaratnam
                                        _____________________________
                                        Raj Rajaratnam
                                        Managing Member










                               Page 23 of 24 Pages

                                     GALLEON MANAGEMENT, L.L.C.


                                     By: /s/ Raj Rajaratnam
                                         _____________________________
                                         Raj Rajaratnam
                                         Managing Member


                                    GALLEON ADVISORS, L.L.C.


                                    By: /s/ Raj Rajaratnam
                                        _____________________________
                                        Raj Rajaratnam
                                        Managing Member


                                    RAJ RAJARATNAM


                                    By: /s/ Raj Rajaratnam
                                        _____________________________
                                        Raj Rajaratnam
                                        Managing Member


                                    GARY ROSENBACH


                                    By: /s/ Gary Rosenbach
                                        _____________________________
                                        Gary Rosenbach
























                               Page 24 of 24 Pages